TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY ANNOUNCED
INITIAL RESOURCE ESTIMATE AT GOSSEY SATELLITE DEPOSIT

Toronto, Ontario, January 21, 2019 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced today that the Company has filed a National Instrument 43-101 Technical Report (“NI 43-101”) supporting the initial Mineral Resource estimate for the Gossey satellite deposit, located approximately 15 kilometres northwest of its Essakane operation in Burkina Faso, reported in the Company’s news release dated December 12, 2018.

The NI 43-101 was prepared by Mr. James Purchase, P. Geo., of G Mining Services Inc. (“GMSI”), under the supervision of Mr. Réjean Sirois, P. Eng, of GMSI, who are both independent qualified persons under NI 43-101. The NI 43-101 can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx